                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25
                     Commission File Number   033-55254-27
                                              ------------

                          NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 11-K  [_] Form 20-F

              [X] Form 10-Q  [_] Form N-SAR


     For Period Ended:   March 31, 1999
                         --------------
[_]  Transition Report on Form 10-K      [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F      [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

     For the Transition Period Ended:
                                      ------------------------------------------

     Read attached instruction sheet before preparing form.
     Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant     Advanced Lumitech, Inc.
                        --------------------------------------------------------

Former name if applicable   Hyena Capital, Inc.
                          ------------------------------------------------------

Address of principal executive office (Street and number)

                            36 Avenue Cardinal  Mermillod
--------------------------------------------------------------------------------

City, state and zip code    1227 Carouge, Switzerland
                         -------------------------------------------------------

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K,  20-F, 11-K or Form N-SAR, or portion thereof will
     |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by
               Rule 12b-25 (c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Prior to the previously disclosed transactions involving the change in control of Registrant, Advanced Lumitech Inc. and its affiliates were subject to annual audit under generally accepted Swiss auditing and accounting standards, which standards differ materially from the equivalent standards generally accepted in the United States. Both the previously reported change in the Registrant's principal accountants and the restatement in accordance with United States generally accepted accounting standards, of the Registrant's financial statements, have resulted in the Registrant's inability to file the Registrant's Form 10-Q within the prescribed time period without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       Patrick Planche             011-41-22               301-036
       ---------------             ---------               -------
       (Name)                     (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [ ]  Yes  [X]  No
                                                                          -

     * Form 8-KA attaching the financial statements to Form 8-K filed by Advanced Lumitech, Inc. on August 14, 1998.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [_]  Yes  [X]  No
                                                                          -

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             Advanced Lumitech, Inc.
--------------------------------------------------------------------------------
             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 14, 1999                  By  /s/  Patrick Planche
      ------------                      --------------------
                                        Patrick Planche, President